

November 9, 2021

Michael E. LaRocco
Chief Executive Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, OH 43215-3976

> **Re: State Auto Financial Corporation**
> **Registration Statement on Form S-3**
> **Filed November 4, 2021**
> **File No. 333-260764**

Dear Mr. LaRocco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance